UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL
OMB Number: 323500080
Expires: February 28, 2009
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31670

PowerShares Exchange-Traded Fund Trust, The NASDAQ
Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

301 West Roosevelt Road

Wheaton, Illinois 60187

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of Beneficial Interest, no par value, of the following portfolios:

PowerShares FTSE RAFI Basic Materials Sector Portfolio

PowerShares FTSE RAFI Consumer Goods Sector Portfolio

PowerShares FTSE RAFI Consumer Services Sector Portfolio

PowerShares FTSE RAFI Energy Sector Portfolio

PowerShares FTSE RAFI Financials Sector Portfolio

PowerShares FTSE RAFI Health Care Sector Portfolio

PowerShares FTSE RAFI Industrials Sector Portfolio

PowerShares FTSE RAFI Telecommunications & Technology Sector Portfolio

and PowerShares FTSE RAFI Utilities Sector Portfolio

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PowerShares Exchange-Traded Fund Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 11, 2009	By	/s/ H. Bruce Bond	Principal Executive Officer
Date	Name		Title

(1)   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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